Exhibit 12.2

Public Service Company of Oklahoma
Consolidated Ratio of Earnings to Fixed Charges
For Years Ended December 31,

                             1999       1998      1997      1996      1995
                           ---------------------------------------------------
                                       (thousands, except ratios)

Operating income           $99,810   $115,008   $81,776   $101,737  $111,769
Adjustments
  Income taxes              18,562     52,494    12,313     25,257    37,490
  Provision for deferred
    income taxes            15,198     (1,693)    8,448     (1,328)    2,704
Deferred investment tax
  credits                   (1,791)    (1,795)   (2,278)    (2,784)   (2,789)
Charges for investments
  and plant development
  costs, net of tax             --         --       (75)   (35,708)       --
Other income and
  deductions                   745       (951)      729        (95)    2,274
Allowance for borrowed
  and equity funds used
   during construction       1,636      2,029     2,317      1,722     3,734
                           ---------------------------------------------------
     Earnings             $134,160   $165,092  $103,230    $88,801  $155,182
                           ===================================================

Fixed charges:
  Interest on long-term
    debt                   $26,528    $29,136   $30,474    $30,555   $29,594
  Interest on short-term
    debt                     7,058      4,107     4,100      5,623     6,355
  Distributions on Trust
    Preferred Securities     6,000      6,000     3,967         --        --
                           ---------------------------------------------------
     Fixed Charges         $39,586   $39,243    $38,541   $36,178   $35,949
                           ===================================================


Ratio of earnings to
fixed charges                3.39       4.21      2.68      2.45      4.32



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